# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Dynamic Credit Allocation Fund, Inc., CIK 0001515324
CUSIP: MULTIPLES
Title of class of securities: Mandatory Redeemable Preferred Shares
Address of issuer's principal executive offices: 1800 Avenue of the Stars, Suite 1400, Los Angeles, California (CA), 90067
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-21-102852
Filed by CIK 0001449433

## Reporting persons
- Apollo Management Holdings GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 760,000; sole dispositive power 0; shared dispositive power 760,000; aggregate amount beneficially owned 760,000 (19% of the class)
  Comment: Amount beneficially owned: 760,000 shares, based upon: (i) 360,000 shares of Series A Mandatory Preferred Stock, (ii) 160,000 shares of Series B Mandatory Preferred Stock, and (iii) 240,000 shares of Series C Mandatory Preferred Stock.
  
  Percent of Class: 19%, based upon: (i) 45.0% of Series A Mandatory Preferred Stock, (ii) 13.3% of Series B Mandatory Preferred Stock, and (iii) 12.0% of Series C Mandatory Preferred Stock.
- Athene Annuity and Life Company: type of reporting person: insurance company (IC); citizenship or place of organization: Iowa (IA); sole voting power 0; shared voting power 760,000; sole dispositive power 0; shared dispositive power 760,000; aggregate amount beneficially owned 760,000 (19% of the class)
  Comment: Amount beneficially owned: 760,000 shares, based upon: (i) 360,000 shares of Series A Mandatory Preferred Stock, (ii) 160,000 shares of Series B Mandatory Preferred Stock, and (iii) 240,000 shares of Series C Mandatory Preferred Stock.
  
  Percent of Class: 19%, based upon: (i) 45% of Series A Mandatory Preferred Stock, (ii) 13.3% of Series B Mandatory Preferred Stock, and (iii) 12.0% of Series C Mandatory Preferred Stock.
- Apollo Insurance Solutions Group LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 760,000; sole dispositive power 0; shared dispositive power 760,000; aggregate amount beneficially owned 760,000 (19% of the class)
  Comment: Amount beneficially owned: 760,000 shares, based upon: (i) 360,000 shares of Series A Mandatory Preferred Stock, (ii) 160,000 shares of Series B Mandatory Preferred Stock, and (iii) 240,000 shares of Series C Mandatory Preferred Stock.
  
  Percent of Class: 19%, based upon: (i) 45.0% of Series A Mandatory Preferred Stock, (ii) 13.3% of Series B Mandatory Preferred Stock, and (iii) 12.0% of Series C Mandatory Preferred Stock.
- AISG GP Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 760,000; sole dispositive power 0; shared dispositive power 760,000; aggregate amount beneficially owned 760,000 (19% of the class)
  Comment: Amount beneficially owned: 760,000 shares, based upon: (i) 360,000 shares of Series A Mandatory Preferred Stock, (ii) 160,000 shares of Series B Mandatory Preferred Stock, and (iii) 240,000 shares of Series C Mandatory Preferred Stock.
  
  Percent of Class: 19%, based upon: (i) 45.0% of Series A Mandatory Preferred Stock, (ii) 13.3% of Series B Mandatory Preferred Stock, and (iii) 12.0% of Series C Mandatory Preferred Stock.
- Apollo Life Asset L.P: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 760,000; sole dispositive power 0; shared dispositive power 760,000; aggregate amount beneficially owned 760,000 (19% of the class)
  Comment: Amount beneficially owned: 760,000 shares, based upon: (i) 360,000 shares of Series A Mandatory Preferred Stock, (ii) 160,000 shares of Series B Mandatory Preferred Stock, and (iii) 240,000 shares of Series C Mandatory Preferred Stock.
  
  Percent of Class: 19%, based upon: (i) 45.0% of Series A Mandatory Preferred Stock, (ii) 13.3% of Series B Mandatory Preferred Stock, and (iii) 12.0% of Series C Mandatory Preferred Stock.
- Apollo Life Asset GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 760,000; sole dispositive power 0; shared dispositive power 760,000; aggregate amount beneficially owned 760,000 (19% of the class)
  Comment: Amount beneficially owned: 760,000 shares, based upon: (i) 360,000 shares of Series A Mandatory Preferred Stock, (ii) 160,000 shares of Series B Mandatory Preferred Stock, and (iii) 240,000 shares of Series C Mandatory Preferred Stock.
  
  Percent of Class: 19%, based upon: (i) 45.0% of Series A Mandatory Preferred Stock, (ii) 13.3% of Series B Mandatory Preferred Stock, and (iii) 12.0% of Series C Mandatory Preferred Stock.
- Apollo Capital Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 760,000; sole dispositive power 0; shared dispositive power 760,000; aggregate amount beneficially owned 760,000 (19% of the class)
  Comment: Amount beneficially owned: 760,000 shares, based upon: (i) 360,000 shares of Series A Mandatory Preferred Stock, (ii) 160,000 shares of Series B Mandatory Preferred Stock, and (iii) 240,000 shares of Series C Mandatory Preferred Stock.
  
  Percent of Class: 19%, based upon: (i) 45.0% of Series A Mandatory Preferred Stock, (ii) 13.3% of Series B Mandatory Preferred Stock, and (iii) 12.0% of Series C Mandatory Preferred Stock.
- Apollo Capital Management GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 760,000; sole dispositive power 0; shared dispositive power 760,000; aggregate amount beneficially owned 760,000 (19% of the class)
  Comment: Amount beneficially owned: 760,000 shares, based upon: (i) 360,000 shares of Series A Mandatory Preferred Stock, (ii) 160,000 shares of Series B Mandatory Preferred Stock, and (iii) 240,000 shares of Series C Mandatory Preferred Stock.
  
  Percent of Class: 19%, based upon: (i) 45.0% of Series A Mandatory Preferred Stock, (ii) 13.3% of Series B Mandatory Preferred Stock, and (iii) 12.0% of Series C Mandatory Preferred Stock.
- Apollo Management Holdings, L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 760,000; sole dispositive power 0; shared dispositive power 760,000; aggregate amount beneficially owned 760,000 (19% of the class)
  Comment: Amount beneficially owned: 760,000 shares, based upon: (i) 360,000 shares of Series A Mandatory Preferred Stock, (ii) 160,000 shares of Series B Mandatory Preferred Stock, and (iii) 240,000 shares of Series C Mandatory Preferred Stock.
  
  Percent of Class: 19%, based upon: (i) 45.0% of Series A Mandatory Preferred Stock, (ii) 13.3% of Series B Mandatory Preferred Stock, and (iii) 12.0% of Series C Mandatory Preferred Stock.

## Item 1. Issuer
Name of issuer: Ares Dynamic Credit Allocation Fund, Inc.
Address of issuer's principal executive offices: 1800 Avenue of the Stars Suite, 1400 Los Angeles, CA, 90067

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Athene Annuity and Life Company ("AAIA"); (ii) Apollo Insurance Solutions Group LP ("AISG"); (iii) AISG GP Ltd. ("AISG GP"); (iv) Apollo Life Asset, L.P. ("Apollo Life"); (v) Apollo Life Asset GP, LLC ("Apollo Life GP"); (vi) Apollo Capital Management, L.P. ("Capital Management"); (vii) Apollo Capital Management GP, LLC ("Capital Management GP"); (viii) Apollo Management Holdings, L.P. ("Management Holdings"); and (ix) Apollo Management Holdings GP, LLC ("Management Holdings GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

AAIA holds Mandatory Redeemable Preferred Stock of the Issuer.

AISG is the investment adviser of AAIA. AISG GP is the general partner of AISG. Apollo Life is the general partner of AISG GP, and Apollo Life GP is the general partner of Apollo Life. Capital Management is the sole member of Apollo Life GP. The general partner of Capital Management is Capital Management GP. Management Holdings is the sole member and manager of Capital Management GP, and Management Holdings GP is the general partner of Management Holdings.
Address of principal business office or, if none, residence: The address of the principal office of AAIA is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266. The address of the principal office of AISG is 2121 Rosecrans Ave. Ste 5300, El Segundo, California 90245. The address of the principal office of each of AISG GP, Apollo Life and Apollo Life GP is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, KY1-9008 Grand Cayman, Cayman Islands. The address of the principal office of each of Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP is 9 West 57th Street, 41st Floor, New York, NY 10019.
Citizenship:
AAIA Iowa
AISG Delaware
AISG GP Cayman Islands
Apollo Life Cayman Islands
Apollo Life GP Cayman Islands
Capital Management Delaware
Capital Management GP Delaware
Management Holdings Delaware
Management Holdings GP Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Information in Rows 5 to 11 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 4 by reference.

AISG, AISG GP, Apollo Life, Apollo Life GP, Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP each disclaim beneficial ownership of all Common Stock held of record by AAIA, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Information in Rows 5 to 11 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 4 by reference.

The Reporting Persons' aggregate percentage of beneficial ownership of the total amount of Mandatory Redeemable Preferred Stock outstanding is based on 800,000 shares of Series A; 1,200,000 shares of Series B; and 2,000,000 shares of Series C Mandatory Redeemable Preferred Stock outstanding as of June 30, 2024, as reported by the Issuer in its Certified Shareholder Report filed with the Securities and Exchange Commission on September 4, 2024.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
AAIA Series A - 360,000
Series B - 160,000
Series C - 240,000
AISG Series A - 360,000
Series B - 160,000
Series C - 240,000
AISG GP Series A - 360,000
Series B - 160,000
Series C - 240,000
Apollo Life Series A - 360,000
Series B - 160,000
Series C - 240,000
Apollo Life GP Series A - 360,000
Series B - 160,000
Series C - 240,000
Capital Management Series A - 360,000
Series B - 160,000
Series C - 240,000
Capital Management GP Series A - 360,000
Series B - 160,000
Series C - 240,000
Management Holdings Series A - 360,000
Series B - 160,000
Series C - 240,000
Management Holdings G Series A - 360,000
Series B - 160,000
Series C - 240,000
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
AAIA Series A - 360,000
Series B - 160,000
Series C - 240,000
AISG Series A - 360,000
Series B - 160,000
Series C - 240,000
AISG GP Series A - 360,000
Series B - 160,000
Series C - 240,000
Apollo Life Series A - 360,000
Series B - 160,000
Series C - 240,000
Apollo Life GP Series A - 360,000
Series B - 160,000
Series C - 240,000
Capital Management Series A - 360,000
Series B - 160,000
Series C - 240,000
Capital Management GP Series A - 360,000
Series B - 160,000
Series C - 240,000
Management Holdings Series A - 360,000
Series B - 160,000
Series C - 240,000
Management Holdings G Series A - 360,000
Series B - 160,000
Series C - 240,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See response to Item 2(a), which is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Title of Class of Securities and CUSIP

## Signatures
- Apollo Management Holdings GP, LLC: /s/ William B. Kuesel, William B. Kuesel/Vice President (02/14/2025)
- Athene Annuity and Life Company: Apollo Insurance Solutions Group LP, Investment Adviser (02/14/2025)
- Athene Annuity and Life Company: AISG GP Ltd., General Partner (02/14/2025)
- Athene Annuity and Life Company: /s/ Angelo Lombardo, Angelo Lombardo/Authorized Signatory (02/14/2025)
- Apollo Insurance Solutions Group LP: AISG GP Ltd., General Partner (02/14/2025)
- Apollo Insurance Solutions Group LP: /s/ Angelo Lombardo, Angelo Lombardo/Authorized Signatory (02/14/2025)
- AISG GP Ltd.: /s/ Angelo Lombardo, Angelo Lombardo/Authorized Signatory (02/14/2025)
- Apollo Life Asset L.P: Apollo Life Asset GP, LLC, General Partner (02/14/2025)
- Apollo Life Asset L.P: /s/ William B. Kuesel, William B. Kuesel/Vice President (02/14/2025)
- Apollo Life Asset GP, LLC: /s/ William B. Kuesel, William B. Kuesel/Vice President (02/14/2025)
- Apollo Capital Management, L.P.: Apollo Capital Management GP, LLC, General Partner (02/14/2025)
- Apollo Capital Management, L.P.: /s/ William B. Kuesel, William B. Kuesel/Vice President (02/14/2025)
- Apollo Capital Management GP, LLC: /s/ William B. Kuesel, William B. Kuesel/Vice President (02/14/2025)
- Apollo Management Holdings, L.P.: Apollo Management Holdings GP, LLC, General Partner (02/14/2025)
- Apollo Management Holdings, L.P.: /s/ William B. Kuesel, William B. Kuesel/Vice President (02/14/2025)